Exhibit 99.1

PRESS RELEASE

AerCap Receives Investment Grade Rating from Fitch

Second Rating for AerCap

Amsterdam, The Netherlands; April 24, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced that it has received an investment grade corporate credit rating of BBB- with a stable outlook from Fitch Ratings (“Fitch”).

This is the second investment grade rating AerCap has received following its BBB- rating from Standard and Poor’s Ratings Services in March this year. In addition to the corporate rating for AerCap Holdings N.V., Fitch has also assigned senior secured debt ratings of ‘BBB’ to several of AerCap’s financing subsidiaries.

Aengus Kelly, CEO of AerCap said: “The attainment of the Fitch investment grade rating is a testament to the industry leading results of AerCap and should enable the Company to access the true unsecured funding market.”

Fitch highlighted in its press release that the BBB- rating reflects AerCap’s relatively low leverage, attractive aircraft fleet, diverse customer base, consistent operating performance, strong competitive positioning, and solid management team. AerCap’s conservative approach to managing its capital structure and leverage was also one of the key factors underpinning the rating.

Additional information regarding AerCap’s rating assignment can be found in Fitch’s press release dated April 24, 2012 available on Fitch’s website at www.fitchratings.com. None of the information on Fitch’s website, including the press release, is incorporated by reference into or is otherwise a part of this press release. The rating is subject to revision or withdrawal at any time by the rating agency and is not a recommendation to buy, sell or hold securities.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry.  AerCap has a portfolio of 350 aircraft, with a focus on modern and fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in the Netherlands and with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com